NEWS RELEASE

March 24, 2010

Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

Tournigan Increases Indicated Resource, Adds High Grade, at Kuriskova Uranium Deposit, Slovakia

Vancouver, March 24, 2010 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) has completed an updated resource estimate for the company’s Kuriskova uranium deposit in Slovakia which significantly increases the amount of uranium contained in the Indicated resource and increases the overall size and grade of the deposit.  Tetra Tech, Inc., the firm that is conducting the ongoing prefeasibility study on Kuriskova, has reviewed and audited the updated resource estimate.

Highlights of the updated estimate include:

•

About 5.9 million pounds of U3O8 have been added to the Indicated resource category, bringing the Indicated resource to over 20.5 million pounds of U3O8;

•

The average grade of the Indicated resource has increased from 0.558% to 0.571% U3O8;

•

Overall the uranium oxide contained in the Kuriskova deposit has increased by 5.5 million pounds of U3O8 and now comprises 20.5 million pounds in Indicated resource and an additional 17.5 million pounds in Inferred resource;

•

A new zone of high grade uranium mineralization, currently showing an average grade of 0.677% U3O8 and known as Zone 45, has been discovered.  This zone remains open along strike and has the potential to add significant amounts of high grade uranium mineralization with further drilling.

“This interim resource update shows that we are succeeding in our objective of adding high grade mineralization to the Indicated resource category while increasing the size and overall grade of the Kuriskova deposit,” said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO.  “We are confident that this Indicated resource will be the basis of a reserve as we continue with the ongoing prefeasibility study at Kuriskova.  We are modifying our future drilling plans to focus on expansion of the Indicated resource in the newly discovered Zone 45.  Other aspects of the prefeasibility study continue to progress well and we expect the increase in high-grade resource to have a positive effect on overall project economics.

“We emphasize that we believe that there remains significant exploration potential to increase the size of the Kuriskova resource both immediately adjacent to the current resource and in the surrounding exploration license.  Our current estimated average grade of 0.571% U3O8 compares favorably with most other uranium deposits currently under development which typically have grades in the range of 0.1% to 0.2% U3O8.  This new resource estimate also demonstrates the presence of a significant amount of molybdenum within the uranium resource which could represent a by-product credit.”

The following tables summarize the current and previous resource estimates:

Current Resource:

Kuriskova Resource Estimate March 2010 – Cut-off 0.05%U *
	U%	Tonnes (000)	%U3O8	U3O8 lbs (000)	Mo%	Tonnes (000)	Mo lbs (000)
Total Indicated (Main Zone and new Zone 45 )	0.484	1,631	0.571	20,539	0.08	1,564	2,760
Total Inferred (Main Zone, new Zone 45 and HW Zones)	0.194	3,481	0.228	17,528	0.032	3,417	2,442

                * Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

Previous Resource:

Kuriskova Resource Estimate February 2009 – Cut-off 0.05%U *
	U%	Tonnes (000)	%U3O8	U3O8 lbs (000)	Mo%	Tonnes (000)	Mo lbs (000)
Total Indicated (Main Zone)	0.473	1,191	0.558	14,654
Total Inferred (Main and HW zones)	0.182	3,780	0.215	17,901	0.030	4,897	3,261

A complete table of the new resource estimate prepared by Tournigan and reviewed, audited and approved by Tetra Tech, Inc., can be found in Appendix A or by visiting Tournigan’s web site from this link: http://www.tournigan.com/i/pdf/March24-Appendix-A.pdf.

A graphic showing the changes in outlines of the resource zones can be found in Appendix B or can be viewed from this link: http://www.tournigan.com/i/jpg/March24-Appendix-B.jpg.

The updated estimate incorporates the results of 28 diamond drill holes totaling 7,548 metres that were drilled since the last resource estimate previously disclosed in a news release dated February 24, 2009.  The estimate was prepared by Ravi Sharma, Tournigan’s manager of resources and reserves, and reviewed, audited and approved by Tetra Tech, Inc., who is preparing an NI 43-101 compliant Technical Report which will be filed on SEDAR within 45 days of the date of this news release.  Mr. John W. Rozelle, P.G., is Tetra Tech, Inc.’s Qualified Person (QP) for this updated report and is an independent Qualified Person as defined by NI 43-101.

Drill core samples are analyzed by ALS Chemex in Seville, Spain for chemical assay, under Tournigan’s strict Quality Assurance/Quality Control protocols.  Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for both upper and lower contacts while performing section interpretation. Triangulations of outlines between sections were done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using inverse distance squared methods and a dynamic anisotropy search option for Main Zone North and inverse distance cubed methods for the other zones. The 3D wireframe solids of the previous resource estimate dated February 24, 2009 were updated with infill holes for the Main Zone and Hanging Wall Zones and were reviewed by Tetratech. New wireframe solids were created for Zone 45 based on step-out drill holes; these were also reviewed by Tetra Tech.  Interpolation and NI 43-101 compliant resource classification parameters were reviewed by Tetratech.

Ravi Sharma, MAusIMM, Tournigan’s manager of resources and reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.  Tetra Tech, Inc. has reviewed and approved the technical content of this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Notice to US investors: This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com